UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42908

BGIN BLOCKCHAIN LIMITED

#09 12 Paya Lebar Square
60 Paya Lebar Road
Singapore 409051
+65 9658 5681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Change of Officer Roles

On June 5, 2026, the board of directors (the “Board”) of BGIN BLOCKCHAIN LIMITED, an exempted company with limited liability formed in the Cayman Islands (the “Company”) accepted the resignation of Mr. Pengju Wang from his position as Co-Chief Financial Officer of the Company and approved his appointment as Board Secretary of the Company, each effective June 5, 2026.

Appointment of Co-Chief Financial Officer

On June 5, 2026, the Board appointed Ms. Weina Wang to serve as Co-Chief Financial Officer of the Company, effective June 5, 2026. Prior to her appointment, Ms. Wang had served as Finance Director of the Company since July 2025, a role she discontinued upon her appointment as Co-Chief Financial Officer. Biographical information for Ms. Weina Wang is set forth below.

Ms. Weina Wang, age 43, has served as Finance Director of the Company since July 2025. From October 2018 to July 2025, Ms. Weina Wang served at Farfetch, a global luxury fashion online e-commerce platform, where she successively held the positions of VP of Finance & Strategy, APAC, and CFO of Farfetch China Ltd. Ms. Wang received her MBA degree from Columbia University in 2013. Ms. Wang received her Bachelor of Management degree in International Accounting from Shanghai University of Finance & Economics in China in 2005.

There are no family relationships between Ms. Weina Wang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Weina Wang and any other person pursuant to which she was appointed as Co-Chief Financial Officer of the Company.

In connection with the appointment of Ms. Weina Wang as Co-Chief Financial Officer of the Company, the Company has entered into a standard employment agreement and an indemnification agreement with Ms. Weina Wang, each substantially in the form filed as Exhibits 10.2 and 10.1, respectively, to the Company’s Registration Statement on Form F-1 (Registration No. 333-285108), as amended, initially filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BGIN BLOCKCHAIN LIMITED

Date: June 5, 2026	By:	/s/ Qingfeng Wu
	Name:	Qingfeng Wu
	Title:	Chief Executive Officer (principal executive officer)

2